UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                                                     File No. _________________

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1


                          MAINE & MARITIMES CORPORATION

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

   Maine & Maritimes Corporation ("MAM" or the "Company"), is a corporation organized under the laws of Maine, having its principal place of business
   at 209 State Street, Presque Isle, Maine.   MAM became a holding company
   effective June 30, 2003. MAM owns all of the common stock of Maine Public Service Company ("Maine Public"). All other shares of Maine Public common stock were converted into an equal number of shares of MAM common stock, which are listed on the American Stock Exchange ("AMEX") under the symbol "MAM." The reorganization into a holding company was approved by Maine Public's shareholders at its annual meeting on May 30, 2003. The U.S. Securities and Exchange Commission ("SEC") had previously accepted MAM's S-4A Registration Statement for registration. Other required state and federal regulatory agencies issued necessary approvals on various dates in 2003. Financial results and amounts shown through 2002 and the first three months of 2003 were reported by Maine Public. MAM became a holding company effective June 30, 2003. All 1,574,582 shares of Maine Public common stock were converted on the books on that date into an equal number of MAM common stock, which are listed and traded on the AMEX.

   MAM is currently the parent holding company for Maine Public, Energy Atlantic, LLC ("EA"), and Maine & Maritimes Energy Services Company ("MAMES"). Maine & New Brunswick Electrical Power Company, Ltd ("Me&NB"), is an indirect subsidiary of MAM and is a wholly-owned Canadian subsidiary of Maine Public. MAMES (dba "The Maricor Group") is the parent company of Maricor Ltd ("Maricor"), also a wholly-owned Canadian subsidiary. General descriptions of these companies and subsidiaries are discussed more fully below.

        Maine & Maritimes Corporation and Subsidiaries [GRAPHIC OMITTED]
        ----------------------------------------------------------------

                                      Maine & Maritimes
                                          Corporation

                                                                         Maine & Maritimes
         Maine Public                 Energy Atlantic, LLC            Energy Services Company
       Service Company                                                (dba "The Maricor Group")

            Maine & New
       Brunswick Electrical                                                  Maricor Ltd
       Power Company, Ltd


        o Maine Public is a regulated electric transmission and distribution utility serving all of Aroostook County and a portion of Penobscot County in northern Maine.
        o Maine & New Brunswick Electrical Power Company, Ltd, an inactive Canadian subsidiary of Maine Public, formerly owned Maine Public's Canadian electric generation assets.
        o Energy Atlantic, LLC is a licensed, but currently inactive Competitive Energy Supplier ("CES") of retail electricity and formerly served the northern and central regions of the state of Maine.
        o Maine & Maritimes Energy Services Company (dba "The Maricor Group") is a development, engineering, energy efficiency and asset management firm focused on markets in the United States providing fee-for-service mechanical and electrical engineering services.
        o Maricor Ltd is a Canadian subsidiary of Maine & Maritimes Energy Services Company, whose principal business is primarily the delivery of similar products and services as MAMES, but in Canadian markets.

   Maine Public, a wholly-owned subsidiary of MAM, is a Maine corporation having its principal place of business at 209 State Street, Presque Isle, Maine. MAM owns 100% of the common stock of Maine Public. Maine Public provides regulated transmission and distribution service to approximately 36,000 retail customers located in Aroostook County and a small portion of Penobscot County in northern Maine, and transmission service to three wholesale customers located in this area. Maine Public was originally incorporated in the United States as the Gould Electric Company ("Gould") in April 1917 by a special act of the Maine legislature in connection with the purchase and lease of all of the assets of the Maine and New Brunswick Electrical Power Company, Limited, a Canadian company. Me&NB, currently a wholly-owned Canadian subsidiary of Maine Public, was incorporated in 1903 under the laws of the Province of New Brunswick, Canada. Following the sale of its assets to Gould, Me&NB remained a subsidiary of Gould, and subsequently Maine Public. Me&NB was primarily a hydro-electric generating company. It owned and operated the Tinker hydro-electric station in New Brunswick, Canada, until June 8, 1999, when these assets were sold by Maine Public to WPS Power Development, Inc. ("WPS-PDI"), a subsidiary of WPS Resources Corporation ("WPS"). Prior to the generating asset sale, Me&NB sold energy not needed to supply its wholesale New Brunswick, Canada customers, to Maine Public. Me&NB has been inactive following the sale of its assets.

   Following its incorporation in the United States, Gould changed its name to Maine Public Service Company in August 1929. Maine Public was a privately held subsidiary of the Consolidated Electric & Gas Company until 1947, when its capital stock was sold as a result of Consolidated Electric & Gas Company's forced divestiture. From 1947 until its corporate reorganization in 2003, Maine Public was the corporate parent and traded under the stock symbol "Maine Public" on the AMEX. Maine Public, until its generating assets were sold on June 8, 1999, produced and, until March 1, 2000, purchased electric energy for retail and wholesale customers. Maine Public continues to provide transmission services to former wholesale energy customers and transmission and distribution services to retail customers in the service territory. Geographically, its service territory is located in a region of northern Maine comprised of all of Aroostook County and a portion of Penobscot County. The service area covers a region approximately 120 miles long and 30 miles wide, with a population of approximately 72,000. Since March 1, 2000, the date retail electric competition in Maine commenced, customers in Maine Public's service territory have been purchasing energy from suppliers other than Maine Public. This energy comes from Competitive Electricity Providers ("CEP") or, if customers are unable or do not wish to choose a competitive supplier, the Standard Offer Service ("SOS") provider. SOS providers are determined through a bid process conducted by the Maine Public Utilities Commission ("MPUC").

   On August 24, 1998, the MPUC approved the formation of what was then Maine Public's unregulated subsidiary, EA. EA is an affiliated licensed CEP that began formal operations on January 1, 1999, and performed various non-core activities, such as wholesale marketing of electric power and the sales of energy-related products and services. EA began retail sales activity on March 1, 2000, the date retail electric competition commenced in Maine. As a start-up unregulated subsidiary, the Maine Public Board of Directors and the MPUC limited Maine Public's capital contributions to a maximum of
   $2 million, subsequently amended to $2.5 million during 2002. With the formation of MAM, Maine Public's interest in EA was transferred to the new holding company, MAM. EA is currently an inactive, wholly-owned subsidiary of MAM. EA is a Maine limited liability company having its principal place
   of business at 830 Main Street, Presque Isle, Maine.   EA participated in
   the wholesale power market during 1999 and until March 1, 2000, when it began selling energy in the retail electricity market within the state of Maine. The retail market consists of two sectors, SOS and Competitive Energy Supply ("CES"), as mentioned above. The MPUC requests bids for SOS in each utility service territory. As a result of this bidding process, EA was the SOS provider in Central Maine Power Company's ("CMP's") territory from March 1, 2000, until its contract expired on February 28, 2002. Within Maine Public's service territory, EA provided 20% of the medium non-residential SOS from March 1, 2000 until February 28, 2001.

   EA also provided energy to several large commercial customers in CMP's territory under one-year CES contracts, which expired throughout 2001. EA, along with its wholesale energy supplier, was not successful in obtaining any of the SOS in Maine Public's service territory starting March 1, 2001, nor CMP's service territory starting March 1, 2002. Originally, power for the sales noted above was obtained under an exclusive wholesale power sales agreement with Engage Energy America, LLC, ("Engage"), which expired February 28, 2002.

   As part of a contract settlement between Engage and EA reached in May 2001, EA was allowed to purchase energy from additional sources. EA secured several wholesale sources of power, enabling it to participate in competitive markets within Maine. EA's CES sales to retail customers during 2003 produced far less operating margin than EA had previously earned from SOS in CMP's territory. On February 24, 2003, EA announced its intent to withdraw from the northern Maine market due to the lack of profitability and perceived risk profile in that market resulting from an illiquid wholesale market, inability to obtain price differentiated wholesale electric products, and other factors. EA continued to serve its existing contracts in northern Maine until their February 27, 2004, expiration date. In addition, EA has not renewed its wholesale agreement for southern Maine supply and has not renewed retail contracts within this region. Management has ceased active retail CES within the state of Maine until market conditions, the availability of supply, the mandate for stringent credit requirements and risk environment improve. Management will continue to monitor both U.S. and Canadian deregulated markets to determine the appropriate timing for possible re-entry into the deregulated retail market.

   Maine Public owns 100% of the common stock of Me&NB. Me&NB, a wholly-owned subsidiary of Maine Public, is a corporation organized under the laws of Canada. As discussed above, Me&NB was the original parent company to Maine Public and until recently was the company that owned and operated the generation assets of Maine Public which included the Tinker hydro-electric generating station located in the Province of New Brunswick, Canada. Following the enactment of Maine's Electric Industry Restructuring Act, Maine Public divested itself of its generation assets, including the Tinker facility which was sold on June 8, 1999. Me&NB has not actively conducted any business following the sale of its assets and has been inactive for the period of 2001-2003. Maine Public has received permission from the Maine Public Utilities Commission to wind up and dissolve Me&NB at some time in the future.

   In November 2003, MAM formed the wholly-owned subsidiaries MAMES in the United States (dba "The Maricor Group"), and its Canadian subsidiary, Maricor. MAM owns 100% of the stock in MAMES. MAMES has a 100% ownership interest in Maricor. MAMES and Maricor are businesses organized to provide, among other things, energy efficiency, energy reliability, air emissions reduction, fee-for-service mechanical and electrical engineering and lifecycle asset management services primarily within eastern Canadian provinces and New England. MAMES is headquartered in Presque Isle, Maine with offices in Portland, Maine and Rockland, Massachusetts. In December 2003, Maricor acquired Eastcan Consultants, Inc., which is a regional mechanical and electrical engineering firm headquartered in Moncton, New Brunswick, Canada with an office in St. John, New Brunswick, Canada.
   Eastcan has been merged with MAMES and is currently an operating division of Maricor. Eastcan was formed in 1978, in connection with the amalgamation of several engineering firms in the Moncton, New Brunswick area. Eastcan's clients generally include architectural firms, municipal, provincial and federal governments, private institutional, commercial facility owners and industrial or manufacturing operations. Mechanical and electrical engineering service disciplines provided by the Eastcan Division of Maricor include, without limitation, the following:

     Mechanical Engineering Services:
     --------------------------------

        o    Plumbing
        o    Heating
        o    Ventilation
        o    Air Conditioning
        o    Energy Conservation Studies and Audits
        o    Reports & Investigations
        o    Process Piping
        o    Fire Protection Systems
        o    Boiler Plants
        o    Petroleum Storage and Handling Systems


     Electrical Engineering Services:
     --------------------------------

        o    Lighting Calculations and Layouts
        o    Power Distribution (Buildings, Industrial Plants, Process
                Equipment)
        o Power Quality (Emergency generators, UPS systems, Harmonic cancellations)
        o    Fire Alarm Systems
        o    Intrusion Alarm System Integration
        o    Public address system
        o    Power Factor Correction

   Maine Public also has equity interests in two other companies, namely Maine Electric Power Company ("MEPCO") and Maine Yankee Atomic Power Company ("Maine Yankee"), however these companies are not subsidiaries of MAM as Maine Public owns, and expects to continue to own, less than 10% of the voting stock of each company. Maine Public owns 7.49% of the common stock of MEPCO. MEPCO is a transmission-only utility and its other owners are Central Maine Power Company with 78.3 percent and Bangor Hydro-Electric Company with 14.2 percent. MEPCO owns and operates a 345 kV transmission line and interconnection between Wiscasset and the Maine-New Brunswick border at Orient, Maine that is approximately 180 miles long,. The transmission line connects the New Brunswick Power system with the New England Power Pool ("NEPOOL").

   Maine Public also owns 5% of the common stock of Maine Yankee, which operated an 860 MW nuclear power plant (the "Plant") in Wiscasset, Maine. On August 6, 1997, the Board of Directors of Maine Yankee voted to permanently cease power operations and to begin decommissioning the Plant. The Plant experienced a number of operational and regulatory problems and did not operate after December 6, 1996. The decision to close the Plant permanently was based on an economic analysis of the costs, risks and uncertainties associated with operating the Plant compared to those associated with closing and decommissioning it. The Plant's operating license from the Nuclear Regulatory Commission ("NRC") is due to expire on October 21, 2008 and currently is in the process of being decommissioned and dismantled.

   MAM holds no interest, directly or indirectly, in any exempt wholesale generator (EWG) or foreign utility company.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

   Maine Public is the only regulated transmission and distribution utility subsidiary of the Claimant. The Maine Public transmission system comprises approximately 380 circuit miles of transmission lines and 1,730 miles of distribution lines located in Aroostook County and a small portion of Penobscot County in northern Maine. Maine Public, however, is not directly interconnected with any portion of the United States transmission grid but is instead interconnected to New Brunswick, Canada. Although located in New England, Maine Public is not interconnected with, and is not a member of, the NEPOOL. Maine Public's only access to the United States transmission grid is an indirect one, over transmission facilities in Canada owned by New Brunswick Power Corporation ("NB Power") and WPS Canada Generation, Inc. (f/k/a PDI Canada, Inc.) ("WPS Canada"). Maine Public is interconnected directly with NB Power through three electric connections (two 69 kV transmission lines and one 138 kV transmission line) and indirectly through WPS Canada (two 69 kV transmission lines) with a total capacity of 200 MVA and an aggregate rated transfer capability of approximately 90 MW. NB Power is interconnected with the rest of the New England transmission grid by a 345 kV transmission line, the United States portion of which is owned by MEPCO. In recognition of the fact that Maine Public "owns, operates, or controls only limited and discrete transmission facilities (rather than an integrated transmission grid)," the Commission granted Maine Public a waiver from compliance with the full requirements of Order No. 889. Maine Public is a transmission-owning member of the Northern Maine Independent System Administrator, Inc. ("NMISA"). In connection with restructuring in the state of Maine, Maine Public has divested itself of all of its generation assets. Maine Public no longer owns generation and does not engage in the wholesale or retail marketing of generation.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

   (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

        None. MAM's wholly owned subsidiary, EA was active in retail energy marketing in certain areas in Maine as described above but is currently inactive. EA does not fall within the Act's definition of a "public utility company" and therefore its energy sales are not included in this response.

   (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

        None.

   (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

        None.

   (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

        None.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

   (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

        None.

   (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

        None.

   (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

        None.

   (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

        None.

   (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         None.

                                    EXHIBIT A

Exhibit A includes a corporate consolidating statement of income, consolidating statement of cash flows and consolidating balance sheet of Maine & Maritimes Corporation and its subsidiary companies as they appear in the Form 10-K for 2003, as filed on March 29, 2004.

                                    EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

There are no EWGs or foreign utility companies in the holding company system.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 1st day of April, 2004.

                                             Maine & Maritimes Corporation


                                             /s/  Scott L. Sells
                                             -------------------
                                             Scott L. Sells
                                             General Counsel
CORPORATE SEAL

Attest:

/s/  Larry E. LaPlante
----------------------
Larry E. LaPlante
Clerk

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Scott L. Sells
General Counsel
Maine & Maritimes Corporation
c/o Curtis Thaxter Stevens Broder & Micoleau LLC
One Canal Plaza
P.O. Box 7320
Portland, Maine  04112-7320

                          Maine & Maritimes Corporation
                                   Form U-3A-2
                                    Exhibit A